

Mail Stop 3030

June 29, 2016

Via E-mail
Michael P. Henighan
Chief Financial Officer
WaferGen Bio-systems, Inc.
34700 Campus Drive
Fremont, California 94555

> **Re:** **WaferGen Bio-systems, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 10, 2016**
> **File No. 001-36601**

Dear Mr. Henighan:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Proxy Statement

1. If true, please disclose on the cover page that shareholders will not know at the time of the vote the consideration that they will receive.

2. It appears that the consideration to be received in the transaction, the magnitude of adjustments to the consideration, and the number of securities that will share the consideration will not be known until next year. Please provide us your analysis of how your proxy statement provides investors sufficient information to make a voting decision. Cite in your response all authority on which you rely.

WaferGen's Reasons for the Merger and Recommendation…, page 31

3. Please clarify the nature of the developments that you assumed would occur to achieve the projected revenue mentioned in the last bullet point on page 31. We note that your

disclosure on page 42 includes only "examples" of assumptions and does not address how you determined that sales reasonably would grow to the level assumed in the last bullet point on page 31. Include the basis for and limitations of the assumptions, and state clearly the extent of change from current results necessary to achieve the projected results; we note that you reported sales in your last completed quarter that were lower than the sales you reported for the previous two quarters. Also tell us the extent of the accuracy of your previous projections, regardless of whether the projections were disclosed publicly.

Sample Calculations of Per Share Aggregate Consideration, page 57

4.   Please provide us your analysis of why it is appropriate to include calculations that, according to your disclosure in the last paragraph on page 58, likely will not be accurate, and tell us what you believe is a reasonable range of potential consideration amounts. Please also provide us your calculations of the consideration in each of the following scenarios: (1) using facts as they currently exist, (2) assuming the revenue cap is reached, (3) reflecting the lowest amount of consideration that is assured to be issued, assuming issuance of all additional securities that you are permitted to issue before closing the merger agreement, and (4) showing the effect of the split authorized at your last shareholders' meeting, including all resulting adjustments to outstanding securities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Michael P. Henighan
WaferGen Bio-systems, Inc.
June 29, 2016
Page 3

       Please contact Heather Percival at (202) 551-3498 or me at (202) 551-3617 with any questions.

                                                  Sincerely,

                                                  /s/ Russell Mancuso

                                                  Russell Mancuso
                                                  Branch Chief
                                                  Office of Electronics and Machinery

cc: Mark R. Busch
        K&L Gates LLP